                                                           Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

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                       FOR DEPOSITARY SHARES EVIDENCED BY
                         AMERICAN DEPOSITARY RECEIPTS OF
                                 C & C GROUP PLC
   (EXACT NAME OF ISSUER OF DEPOSITED SECURITIES AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                   (TRANSLATION OF ISSUER'S NAME INTO ENGLISH)

                                     IRELAND
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

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                      DEUTSCHE BANK TRUST COMPANY AMERICAS

             (EXACT NAME OF DEPOSITARY AS SPECIFIED IN ITS CHARTER)

                                 60 WALL STREET
                            NEW YORK, NEW YORK 10005
                                  +212 250 9100
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF DEPOSITARY'S PRINCIPAL EXECUTIVE OFFICES)

                                 ---------------

                              PUGLISI & ASSOCIATES
                          850 LIBRARY AVENUE, SUITE 204
                             NEWARK, DELAWARE 19711
                                  +302 738 6680

            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

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                                   COPIES TO:
                             MICHAEL IMMORDINO, ESQ.
                                LATHAM & WATKINS
                                  99 BISHPSGATE
                                 LONDON EC2M 3XF

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     It is proposed that this filing become effective under Rule 466 (check
appropriate box)                                   [ ] immediately upon filing
                                                   [ ] on (Date) at (Time)

     If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                                                CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF                    AMOUNT TO BE    OFFERING PRICE PER  AGGREGATE OFFERING     AMOUNT OF
           SECURITIES TO BE REGISTERED                  REGISTERED          UNIT (1)           PRICE (2)      REGISTRATION FEE
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American Depositary Shares, evidenced by American
Depositary Receipts, each American Depositary Share   50,000,000 ADSs
representing three (3) ordinary shares of
C & C Group plc                                                              $5.00            $2,500,000         $294.25
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(1)  Each Unit represents 100 American Depositary Shares.
(2)  Estimated solely for the purpose of calculating the registration fee.
     Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing such American
     Depositary Shares.
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     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
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This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

     The prospectus consists of the proposed form of American Depositary Receipt
("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit
Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                                LOCATION IN FORM OF AMERICAN
INFORMATION ABOUT THE AMERICAN DEPOSITARY SHARES EVIDENCED BY                   DEPOSITARY RECEIPT ("RECEIPT")
AMERICAN DEPOSITARY RECEIPTS                                                    FILED HEREWITH AS PROSPECTUS
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(1)  Name and address of Depositary                                             Face of Receipt, Introductory
                                                                                article

(2)  Title of American Depositary Receipts and identity of deposited            Face of Receipt, Top center
     securities

     Terms of Deposit:

     (i)    Amount of deposited securities represented by one unit of           Face of Receipt, Upper right hand
            American Depositary Shares                                          corner

     (ii)   Procedure for voting, if any, the deposited securities              Paragraphs (1) and (3)

     (iii)  Collection and distribution of dividends                            Paragraphs (2) and (3)

     (iv)   Transmission of notices, reports and proxy soliciting material      Paragraphs (4), (5) and (6)

     (v)    Sale or exercise of rights                                          Paragraphs (2) and (3)

     (vi)   Deposit or sale of securities resulting from dividends, splits or   Paragraphs (2) and (8)
            plans of reorganization

     (vii)  Amendment, extension or termination of the Deposit Agreement        Paragraphs (9) and (10)

     (viii) Rights of holders of receipts to inspect the transfer books of      Paragraph (15)
            the Depositary and the list of holders of receipts

     (ix)   Restrictions upon the right to transfer or withdraw the             Paragraphs (11), (12) and (13)
            underlying securities

     (x)    Limitation upon the liability of the Depositary                     Paragraph (14)

(3)  Fees and Charges                                                           Paragraph (16), Exhibit B

ITEM 2. AVAILABLE INFORMATION

                                                                                LOCATION IN RECEIPT FILED HEREWITH
STATEMENT                                                                       AS PROSPECTUS
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The Company will submit to the Commission such notices, reports and             Paragraph (4)
communications which are required to be submitted to the Commission by Rule
12g3-2(b) of the Securities Exchange Act. Such notices, reports and communications may be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street,
N.W., Washington, D. C. 20549.

                                     I-2

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

EXHIBIT   DESCRIPTION OF EXHIBIT
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(a)       Form of Deposit Agreement among C & C Group plc, Deutsche Bank Trust
          Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder
          ("ADRs"), including the Form of American Depositary Receipt (the
          "Deposit Agreement"). Filed herewith as Exhibit (a).

(b)       Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not applicable.

(c)       Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)       Opinion of Latham & Watkins, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit
          (d).

(e)       Certification under Rule 466. Not applicable.

(f)       Powers of Attorney. Included as part of the signature pages hereto.

ITEM 4.  UNDERTAKINGS

(a)  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the
     ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)  If the amounts of fees charged are not disclosed in the prospectus, the
     Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an
     ADR at least thirty days before any change in the fee schedule.

                                     II-1

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in
London, England, on January 28, 2005.

                                    Legal entity created by the Deposit
                                    Agreement for the issuance of American
                                    Depositary Receipts for ordinary shares of C
                                    & C Group plc.

                                    By: Deutsche Bank Trust Company Americas,
                                    as Depositary

                                    By: /s/ Jeff Margolick
                                    -----------------------------
                                    Name:  Jeff Margolick
                                    Title: Vice President

                                    By: /s/ Clare Benson
                                    -----------------------------
                                    Name:  Clare Benson
                                    Title: Vice President

                                      II-2

Pursuant to the requirements of the Securities Act of 1933, C & C Group plc has
caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Ireland on January 28, 2005.

                                           C & C Group plc

                                           By: /s/ Noreen O'Kelly

     Each person whose signature appears below hereby constitutes and appoints
Noreen O'Kelly and Brendan Dwan, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and
Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title(s)                                         Date
---------                     --------                                         ----

/s/ Maurice Pratt             Chief Executive Officer and Director
------------------------      (Principal Executive Officer)                    January 28, 2005
Maurice Pratt

/s/ Brendan Dwan              Chief Financial Officer
------------------------      (Principal Financial and Accounting Officer)     January 28, 2005
Brendan Dwan

/s/ Tony O'Brien
------------------------      Director                                         January 28, 2005
Tony O'Brien

/s/ Brendan McGuiness
------------------------      Director                                         January 28, 2005
Brendan McGuiness

/s/ James Muldowney
------------------------      Director                                         January 28, 2005
James Muldowney

/s/ John Burgess
------------------------      Director                                         January 28, 2005
John Burgess

/s/ Puglisi & Associates
------------------------      Authorized Representative in the United States   January 28, 2005
Puglisi & Associates

                                      II-3

                                  EXHIBIT INDEX

NO.       DESCRIPTION OF EXHIBIT
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(a)       Form of Deposit Agreement

(d)       Opinion of counsel to the Depositary, as to the legality of the securities to be registered

                                      II-4